Index supplement to underlying supplement no. 6 - I dated April 13, 2023 and the prospectus and prospectus supplement, each dated April 13, 2023 Registration Statement Nos. 333 - 270004 and 333 - 270004 - 01 Dated January 4, 2024 Rule 424(b)(3) J.P. Morgan Kronos+ ℠ Index January 2024 Investing in the notes involves a number of risks. See “Selected risks associated with the Index” beginning on page 8 of this document, “Risk Factors” in the relevant product supplement and underlying supplement and “Selected Risk Considerations” in the relevant pricing supplement. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

I M P OR T A N T I N F OR M A T I O N The information contained in this document is for discussion purposes only . Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved . All information herein is subject to change without notice, however, J . P . Morgan undertakes no duty to update this information . In the event of any inconsistency between the information presented herein and any offering document, the offering document shall govern . USE OF HYPOTHETICAL BACKTESTED RETURNS Any backtested historical performance and weighting information included herein is hypothetical . The constituent may not have traded in the manner shown in the hypothetical backtest of the Index included herein, and no representation is being made that the Index will achieve similar performance . There are frequently significant differences between hypothetical backtested performance and actual subsequent performance . The results obtained from backtesting information should not be considered indicative of the actual results that might be obtained from an investment in notes referencing the Index . J . P . Morgan provides no assurance or guarantee that notes linked to the Index will operate or would have operated in the past in a manner consistent with these materials . The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations . Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate . Actual results will vary, perhaps materially, from the hypothetical backtested returns and allocations presented in this document . HISTORICAL AND BACKTESTED PERFORMANCE AND ALLOCATIONS ARE NOT INDICATIVE OF FUTURE RESULTS . Investment suitability must be determined individually for each investor, and investments linked to the Index may not be suitable for all investors . This material is not a product of J . P . Morgan Research Departments . Copyright © 2024 JPMorgan Chase & Co . All rights reserved . For additional regulatory disclosures, please consult : www . jpmorgan . com/disclosures . Information contained on this website is not incorporated by reference in, and should not be considered part of, this document .

Executive summary J.P. Morgan Kronos+ ℠ Index  The J.P. Morgan Kronos+ ℠ Index (“the Index”) attempts to provide a dynamic exposure to the S&P 500 ® Price Index (“the S&P 500”) based on the following principles:  The Index does not reflect the reinvestment of dividends and is subject to a daily deduction of 0.95% per annum Note: Past performance is no guarantee of future performance. There can be no assurance that any strong performance, momentum, or mean - reversion will be observed regularly or at all in the future on the monthly cycle indicated by the Index Str on g his t o r ic al performance around the turn of the month Historical price momentum ahead of index options’ expiry H is t o r ic al mean reversion at month - end 1

J.P. Morgan Kronos+ ℠ Index would have outperformed over a 60Y+ horizon Maximum drawdown Annualized volatility Annualized return Index - 56.78% 16.02% 7.57% S&P 500 ® Price Index - 68.79% 22.88% 12.83% J.P. Morgan Kronos+ ℠ Index Hypothetical backtested and actual performance Hypothetical backtested and actual performance statistics (Jul 1954 – Dec 2023) Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500 ® Price Return Index from June 21, 1954 through December 21, 2020 and the actual performance of the Index thereafter. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS . Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns. 1,000,000 100,000 10,000 1,000 100 10 1954 1957 1960 1963 1966 1969 1972 1975 1978 1981 1984 1987 1990 1993 1996 1999 2002 2005 2008 2011 2014 2017 2020 2023 Hypothetical backtested and actual performance (Jul 1954 – Dec 2023) Live J.P. Morgan Kronos+ ℠ Index S&P 500® Price Index 2

J.P. Morgan Kronos℠ family

Chronology

J.P. Morgan Kronos℠ family timeline



Jun 2013
J.P. Morgan launches initial J.P. Morgan Kronos U.S. Equity Aggregate Index (Series 1) (USD)
Sep 2015
J.P. Morgan launches the J.P. Morgan Kronos U.S. Equity Aggregate Index (Series 2) (USD), adding turn-of-month effect
Nov 2019
J.P. Morgan launches fund in Japan linked to the J.P. Morgan Kronos JPY Index (Series 1)
Dec 2020
J.P. Morgan launches J.P. Morgan Kronos+℠ Index in U.S. structured investments market
June 2021
J.P. Morgan launches J.P. Morgan Kronos℠ US Equity (JPUSKRSP) Index and J.P. Morgan Kronos℠ US Equity (JPUSKRSE) Excess Return Index

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The turn - of - month effect 4 Index design principles  Historically, the S&P 500’s performance has been better the first few and last few days of the month than for the rest. Some have attributed this to:  month - end portfolio adjustments by institutions  distributions from pensions and other retirement accounts that are immediately reinvested  monthly investments by retail mutual fund investors through Systematic Investment Plans  However, other factors may be responsible for this effect — there can be no assurance that any factor will persist or cause this effect in the future. Historical return statistics by day - of - month for the S&P 500 ® Price Index (Jul 1954 – Dec 2023) Last 2 trading days of the month Middle of the month First 4 trading days of the month 20.89% 1.73% 25.18% Annualized return 54% 52% 56% % of daily returns that are positive Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500 ® Price Return Index and any dividends on its underlying components from December 21, 1987 through Decemebr 29, 2023. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS .

Momentum into monthly options expiry

Index design principles

- Historically, the S&P 500's return has exhibited momentum in the third week of the month (prior to the scheduled monthly options expiry): this week's return is on average approximately 11% of the return in the prior three weeks[1]
- Since this effect is only visible in the data since 1983, when the CBOE first listed S&P 500® index options, some have theorized this could be due to systematic call overwriting
- However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future.



S&P 500 closing price on the day after the prior expiry
S&P 500 closing price is higher
2x leveraged long S&P 500
S&P 500 closing price is lower
Allocates to cash

[1] Specifically, the least-squares regression from July 1983 to December 2020 of the trailing 4-trading day return as of the Monday following the third (3rd) Friday of the month (or if such Monday is a holiday, the prior trading day) against the return from the Monday following the third (3rd) Friday of the prior month to the trading day that is 5 trading days before the Monday following the third (3rd) Friday , has a slope of 11% and an intercept of 0%.

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J.P.Morgan

Mean reversion into month-end

Index design principles

- Historically, the S&P 500's return has exhibited mean reversion in the last week of the month: this week's return is on average approximately -12% of the return in the prior weeks[2]
- Some theories speculate this might be due to month-end rebalancing flows from institutional investors targeting fixed portfolio weights
- However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future.


S&P 500 closing price on the prior month-end
S&P 500 closing price is higher
S&P 500 closing price is lower
2x leveraged long S&P 500
Allocates to cash

[2] Specifically, the least-squares regression from July 1954 to December 2020 of the trailing 6-trading day return as of month-end against the return from the prior month-end to the trading day that is 6 trading days before month-end, has a slope of -12% and an intercept of 0%.

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Index construction J.P. Morgan Kronos+ ℠ Index Month - e nd  Six trading days before the last trading day of the month, if the prior day’s S&P 500 level is:  Above its closing price on the prior month - end, then the Index allocates to cash until 2 days prior to month - end, then provides 100% (unleveraged) exposure to the S&P 500 (due to overlap with the turn - of - month)  Below its closing price on the prior month - end, the Index provides a 2x leveraged long exposure to the S&P 500  At month - end, the Index rebalances into (or maintains) its 2x leveraged start - of - month allocation T u r n - of - m ont h  For the first 4 trading days of each month, the Index provides a 2x leveraged long exposure to the S&P 500 Options expiry  Three trading days before the 3 rd Friday of the month (the customary monthly S&P 500 index options expiry), if the prior day’s S&P 500 level is:  Above its last closing price after the prior expiry, then the Index provides a 2x leveraged long exposure to the S&P 500 through the close of the first trading day following the 3 rd Friday of the month  Below its last closing price after the prior expiry, then the Index allocates to cash  The Index reverts this allocation on the first trading day following such 3 rd Friday Rest of the month  Otherwise, the Index provides 100% (unleveraged) exposure to the S&P 500 7

Example Month – Index Construction 1 2 / 3 1 1 /2 1 /3 1 /4 1 /7 1 /8 1 /9 1 / 1 0 1 / 1 1 1 / 1 4 1 / 1 5 1 / 1 6 1 / 1 7 1 / 1 8 1 / 2 2 1 / 2 3 1 / 2 4 1 / 2 5 1 / 2 8 1 / 2 9 1 / 30 Historical backtested exposure (Dec 2018 – Jan 2019) J.P. Morgan Kronos+ Index exposure S&P 500® Price Index J.P. Morgan Kronos+ ℠ Index Mean reversion: SPX price above previous month’s close, 0% market exposure Momentum: SPX price above previous month’s option expiry, 200% market exposure Turn - of - month: 200% exposure 8 100% Market E x po s ur e 200% Market E x po s ur e 0 % M ar k et Exposure Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500 ® Price Return Index from June 21, 1954 through December 21, 2020 and the actual performance of the Index thereafter. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS . Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

Its outperformance has been most pronounced in the past 20 years 20Y ann. volatility 20Y ann. return 10Y ann. return 5Y ann. Return 3Y ann. return 1Y return Index 19.43% 6.00% 9.97% 13.91% 8.57% 23.91% S&P 500 ® Price Index 27.97% 17.28% 19.10% 26.64% 6.02% 31.43% J.P. Morgan Kronos+ ℠ Index Hypothetical backtested and actual performance Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500 ® Price Return Index from June 21, 1954 through December 21, 2020 and the actual performance of the Index thereafter. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS . Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns. 10 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Hypothetical backtested and actual performance statistics (May 2001 – Dec 2023) 1 00 1, 0 00 1 0 ,000 Hypothetical backtested and actual performance (May 2001 – Dec 2023) Live J.P. Morgan Kronos+ ℠ Index S&P 500® Price Index 9

Its outperformance has been most reliable in the past 10 years

Hypothetical backtested and actual performance

Relative backtested performance by holding period (Jul 1954 – Dec 2023)

	… since inception	… in past 50Y	… in past 30Y	… in past 20Y	… in past 10Y	… in past 5Y
1Y holding periods ending…						
Number of periods	17235	12607	7554	5036	2519	1260
Average S&P 500 return	8.53%	8.99%	9.20%	9.04%	10.84%	10.46%
Average J.P. Morgan Kronos+℠ backtested return	15.33%	16.57%	19.26%	22.14%	22.69%	29.52%
% of periods in which J.P. Morgan Kronos+℠ outperformed	64.15%	64.17%	73.03%	78.95%	71.46%	67.22%
Average outperformance	15.15%	17.01%	17.51%	18.83%	19.90%	33.21%
Average underperformance	-8.16%	-9.30%	-10.11%	-8.34%	-8.29%	-9.95%
3Y holding periods ending…						
Number of periods	16482	12358	7305	4787	2270	1011
Average S&P 500 return	26.49%	28.82%	31.12%	25.94%	39.82%	41.90%
Average J.P. Morgan Kronos+℠ return	54.76%	61.41%	70.43%	85.01%	108.24%	157.06%
% of periods in which J.P. Morgan Kronos+℠ outperformed	63.46%	64.07%	74.88%	93.46%	98.02%	100.00%
Average outperformance	53.57%	60.39%	58.83%	63.52%	69.86%	115.16%
Average underperformance	-15.64%	-16.99%	-18.89%	-4.44%	-3.06%	N/A
5Y holding periods ending…						
Number of periods	16229	12609	7556	5038	2521	1262
Average S&P 500 return	47.89%	51.81%	55.85%	40.13%	73.55%	67.08%
Average J.P. Morgan Kronos+℠ return	104.76%	116.99%	127.21%	153.05%	222.67%	248.19%
% of periods in which J.P. Morgan Kronos+℠ outperformed	64.81%	66.44%	78.08%	100.00%	100.00%	100.00%
Average outperformance	99.91%	110.27%	100.88%	112.91%	149.12%	181.11%
Average underperformance	-22.40%	-24.11%	-33.83%	N/A	N/A	N/A

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from June 21, 1954 through December 21, 2020 and the actual performance of the Index thereafter. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

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J.P.Morgan

The Index would have delivered positive performance in the last 2 S&P 500 down years

Hypothetical backtested and actual performance

Annual backtested Index performance comparison (1956 – 2023)

Year	S&P 500® Price Index	J.P. Morgan Kronos+℠ Index
1957	-14.31%	1.75%
1958	38.06%	49.12%
1959	8.48%	22.48%
1960	-2.97%	-4.66%
1961	23.13%	43.21%
1962	-11.81%	-13.29%
1963	18.89%	24.85%
1964	12.97%	17.79%
1965	9.06%	6.20%
1966	-13.09%	-18.97%
1967	20.09%	24.48%
1968	7.66%	3.76%
1969	-11.36%	-19.76%
1970	0.10%	-9.53%
1971	10.79%	19.57%
1972	15.63%	15.93%
1973	-17.37%	-13.50%
1974	-29.72%	-44.58%
1975	31.55%	18.61%
1976	19.15%	18.69%
1977	-11.50%	-7.70%
1978	1.06%	-4.21%

Year	S&P 500® Price Index	J.P. Morgan Kronos+℠ Index
1979	12.31%	12.83%
1980	25.77%	28.81%
1981	-9.73%	-18.86%
1982	14.76%	15.32%
1983	17.27%	32.70%
1984	1.40%	6.16%
1985	26.33%	33.58%
1986	14.62%	13.87%
1987	2.03%	73.35%
1988	12.40%	51.74%
1989	27.25%	23.89%
1990	-6.56%	-1.80%
1991	26.31%	8.02%
1992	4.46%	-3.67%
1993	7.06%	2.87%
1994	-1.54%	-15.20%
1995	34.11%	39.31%
1996	20.26%	30.38%
1997	31.01%	41.06%
1998	26.67%	0.15%
1999	19.53%	18.02%
2000	-10.14%	-1.81%

Year	S&P 500® Price Index	J.P. Morgan Kronos+℠ Index
2001	-13.04%	13.97%
2002	-23.37%	-0.97%
2003	26.38%	29.64%
2004	8.99%	24.87%
2005	3.00%	16.90%
2006	13.62%	19.45%
2007	3.53%	16.79%
2008	-38.49%	-53.92%
2009	23.45%	49.67%
2010	12.78%	45.44%
2011	0.00%	20.60%
2012	13.40%	23.81%
2013	29.60%	58.28%
2014	11.39%	2.84%
2015	-0.73%	8.12%
2016	9.54%	11.30%
2017	19.42%	27.52%
2018	-6.24%	13.22%
2019	28.88%	35.14%
2020	16.26%	100.70%
2021	26.89%	42.26%
2022	-19.44%	-37.08%
2023	24.23%	32.11%

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from June 21, 1954 through December 21, 2020 and the actual performance of the Index from December 21, 2020 through December 29, 2023. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

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The draft Index would have generated strong returns on an absolute basis

Hypothetical backtested and actual performance

Hypothetical backtested and actual monthly and annual returns (Jan 2000 – Dec 2023)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2000	-13.72%	5.02%	20.52%	-3.47%	-8.90%	5.83%	-0.18%	9.07%	-4.89%	-1.89%	-7.52%	2.84%	**-1.81%**
2001	0.37%	-10.44%	0.20%	10.20%	10.00%	1.18%	-0.50%	-11.04%	-4.70%	4.34%	15.12%	1.81%	**13.97%**
2002	2.10%	-3.48%	9.82%	-9.09%	-0.98%	-8.44%	13.92%	5.87%	-12.59%	10.29%	8.09%	-11.65%	**-0.97%**
2003	-7.00%	-1.23%	1.06%	12.28%	1.09%	1.70%	2.13%	0.89%	1.92%	7.38%	1.08%	6.13%	**29.64%**
2004	6.03%	-0.24%	3.33%	-2.30%	4.35%	1.80%	-3.88%	-2.30%	2.12%	5.08%	5.60%	3.43%	**24.87%**
2005	-0.91%	1.52%	-1.10%	1.42%	5.28%	2.37%	3.15%	-0.90%	2.90%	-4.66%	6.46%	0.69%	**16.90%**
2006	2.07%	-2.19%	1.21%	2.47%	-0.25%	-0.08%	0.83%	2.23%	0.73%	5.22%	3.36%	2.51%	**19.45%**
2007	0.65%	0.07%	-0.36%	5.81%	6.78%	-6.42%	3.33%	0.72%	1.30%	2.00%	0.95%	1.38%	**16.79%**
2008	-2.04%	-8.56%	-8.54%	2.71%	4.99%	-9.01%	-7.83%	1.58%	-14.75%	-19.81%	-3.96%	-6.74%	**-53.92%**
2009	-1.61%	-15.65%	6.45%	11.52%	12.09%	-2.67%	7.72%	7.40%	5.06%	4.71%	6.75%	2.47%	**49.67%**
2010	1.34%	0.79%	8.23%	4.05%	-7.78%	-6.07%	11.04%	-6.71%	13.69%	6.40%	5.30%	10.61%	**45.44%**
2011	1.85%	6.76%	0.23%	5.30%	-2.41%	-3.29%	2.50%	-3.38%	-6.36%	8.63%	9.36%	1.08%	**20.60%**
2012	7.70%	6.91%	1.42%	1.48%	-7.75%	2.15%	-2.92%	3.39%	6.37%	0.73%	2.25%	0.83%	**23.81%**
2013	8.03%	3.77%	4.96%	2.56%	4.68%	3.95%	8.19%	-1.19%	4.78%	6.19%	3.67%	-2.24%	**58.28%**
2014	-6.92%	3.44%	1.70%	-1.83%	2.33%	4.10%	0.15%	0.74%	-1.08%	3.85%	2.99%	-5.90%	**2.84%**
2015	-7.97%	8.50%	-1.37%	0.64%	2.25%	-2.95%	1.54%	2.56%	-7.09%	11.09%	2.32%	-0.05%	**8.12%**
2016	-3.88%	-3.60%	11.75%	-1.20%	2.81%	1.47%	4.06%	-0.15%	-0.49%	-3.61%	1.96%	2.63%	**11.30%**
2017	1.93%	4.76%	1.38%	0.45%	1.70%	1.39%	2.18%	2.84%	1.59%	3.00%	2.37%	1.03%	**27.52%**
2018	9.78%	-10.54%	-0.52%	2.51%	4.79%	4.23%	4.49%	2.71%	0.63%	-6.85%	8.69%	-5.33%	**13.22%**
2019	10.41%	4.85%	4.49%	4.35%	-10.79%	12.78%	1.65%	-5.13%	3.40%	-0.30%	4.54%	2.38%	**35.14%**
2020	2.66%	-1.79%	15.04%	12.43%	2.76%	7.50%	7.96%	7.97%	-1.23%	-0.03%	15.65%	4.68%	**100.70%**
2021	2.72%	4.87%	0.83%	7.23%	2.81%	1.17%	0.16%	3.64%	-5.00%	11.44%	2.53%	4.21%	**42.26%**
2022	-8.36%	0.01%	-5.84%	-15.88%	9.19%	-8.85%	11.93%	-5.51%	-12.49%	9.93%	0.99%	-15.24%	**-37.08%**
2023	6.91%	-2.65%	8.62%	2.59%	-4.67%	9.49%	1.69%	-2.00%	-7.54%	-0.14%	13.92%	4.12%	**32.11%**

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from June 21, 1954 through December 21, 2020 and the actual performance of the Index thereafter. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

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J.P.Morgan

Selected risks associated with the Index 13 Our affiliate, J.P. Morgan Securities LLC (“JPMS”), is the sponsor and calculation agent of the Index and may adjust the Index in a way that affects its level — Policies and judgments for which JPMS is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMS may have interests adverse to your interests as an investor in notes linked to the Index, and JPMS is under no obligation to consider your interests. The level of the Index will include the deduction of a fee of 0.95% per annum and, in some circumstances, a notional financing cost based on the Effective Federal Funds Rate — This index fee and, when the exposure to the S&P 500 Index (the “Constituent”) is leveraged, the notional financing cost will be deducted daily. As a result of the deduction of this index fee and, when applicable, the notional financing cost, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee or cost is deducted, assuming that the rates underlying the notional financing cost remain positive. JPMorgan Chase & Co. is currently one of the companies that make up the Constituent — JPMC will not, however, have any obligation to consider your interests in taking any corporate action that might affect the level of the Constituent. There are risks associated with the Index’s turn - of - month strategy — No assurance can be given that the turn - of - the - month strategy will be successful or that it will outperform any alternative strategy. There are risks associated with the Index’s option expiry momentum strategy — No assurance can be given that the options expiry momentum strategy will be successful or that it will outperform any alternative strategy. There are risks associated with the Index’s mean reversion strategy — No assurance can be given that the month - end mean reversion strategy will be successful or that it will outperform any alternative strategy. The Index’s strategies are applied during only a portion of each month — Each of the Index’s strategies is implemented over only a limited number of days in a calendar month as described above. Outside of these limited number of days, the Index will track 100% of the performance of the Constituent (subject to the deduction of the index fee) and will not benefit from the application of any strategy. The Index may underperform the Constituent due to the limited application of the strategies along with the deduction of the index fee and, when applicable, the notional financing cost.

Selected risks associated with the Index 14 The Index may be adversely affected by an overlap between its turn - of - the - month strategy and its month - end mean reversion strategy — During the final two Index Business Days of each month, the turn - of - the - month strategy and the month - end mean revision strategy are both applicable, subject to a maximum exposure to the Constituent of 200%. As a result, the exposure to the Constituent may be higher or lower than would have been the case had only one of those strategies been applied and the performance of the Index may be worse than if only one strategy were applied or no maximum exposure limit were applied. The Index may be uninvested in the Constituent — If the notional cash return is less than 0.95% per annum during any period when the Index is uninvested, the level of the Index will decline over that period. The level of the Constituent may increase significantly while the exposure of the Index to the Constituent is 0%, but the Index will not benefit from any such increase. The index fee is deducted daily at a rate of 0.95% per annum, even when the Index provides no exposure to the Constituent. The Constituent of the Index may be replaced by a substitute index in certain extraordinary events — Changing a Constituent may affect the performance of the Index, and therefore, the return on an investment, as the replacement Constituent may perform significantly better or worse than the original Constituent. The notional cash return will be negatively affected if the underlying interest rate is negative — If the Effective Federal Funds Rate becomes negative, when the exposure to the Constituent is 0%, the notional cash return will have a negative effect on the performance of the Index and therefore the value of the notes. Other key risks:  The Index, which was established on December 22, 2020, has a limited operating history and may perform in unanticipated ways.  The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.  The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Constituents.  The Effective Federal Funds Rate is affected by a number of factors and may be volatile.  The method pursuant to which the Effective Federal Funds Rate is determined may change, and any such change may adversely affect the value of notes linked to the Index. The risks identified above are not exhaustive. You should also carefully review the related “Risk Factors” section in the relevant product supplement and underlying supplement and the “Selected Risk Considerations” in the relevant pricing supplement.

Dis c l a i m e rs The Index is not sponsored, endorsed, sold or promoted by Standard & Poor’s Financial Services, LLC, a subsidiary of The McGraw - Hill Companies, Inc., (“ S&P ”) or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to any investor in an instrument linked to the Index or any member of the public regarding the advisability of investing in securities generally or in financial instruments linked to the Index particularly or the ability of the S&P 500® Price Index to track general stock market performance. S&P’s and its third party licensor’s only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the S&P 500® Price Index which is determined, composed and calculated by S&P or its third party licensors without regard to JPMorgan Chase & Co., the Index or any instruments linked to the Index. S&P and its third party licensors have no obligation to take the needs of JPMorgan Chase & Co. or the owners of the instruments or counterparties to transactions linked to the Index into consideration in determining, composing or calculating the S&P 500® Price Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the timing of issuance or sale, prices, or quantities of instruments or transactions linked to the Index or in the determination or calculation of the Index Level or equation by which any instruments or transactions linked to any Index is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the any instrument or transaction linked to the Index. NEITHER S&P AND ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500® PRICE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P 500® PRICE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. “Standard & Poor’s,” “S&P” and “S&P 500” are trademarks of Standard & Poor’s and have been licensed for use by J.P. Morgan Securities LLC and sub - licensed for use by JPMorgan Chase & Co.